Filed Pursuant to Rule 424(b)(3)
Registration No. 333-164703

KBS REAL ESTATE INVESTMENT TRUST III, INC.
SUPPLEMENT NO. 14 DATED MAY 1, 2012
TO THE PROSPECTUS DATED OCTOBER 7, 2011
This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust III, Inc. dated October 7, 2011, as supplemented by supplement no. 12 dated April 20, 2012 and supplement no. 13 dated April 20, 2012. As used herein, the terms "we," "our" and "us" refer to KBS Real Estate Investment Trust III, Inc. and, as required by context, KBS Limited Partnership III, which we refer to as our "Operating Partnership," and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the acquisition and related financing of an office building containing 175,262 rentable square feet located in Franklin, Tennessee.
Acquisition of the McEwen Building
On April 30, 2012, we, through an indirect wholly owned subsidiary, acquired an office building containing 175,262 rentable square feet (the "McEwen Building") from AGL/SLC McEwen No 2, LLC. The seller is not affiliated with us or our advisor. The McEwen Building is located in Franklin, Tennessee on approximately 10.7 acres of land.
The purchase price of the McEwen Building was approximately $40.0 million plus closing costs. We funded the acquisition of the McEwen Building with proceeds from the U.S. Bank Portfolio Loan (defined below) and proceeds from this offering.
The McEwen Building was built in 2009 and at acquisition, was 97% leased to 10 tenants. The aggregate annualized base rent for the tenants of the McEwen Building, which represents annualized contractual base rental income as of May 1, 2012, adjusted to straight-line any contractual rent increases or decreases from each lease's inception through the balance of the term, is approximately $4.1 million and the weighted-average remaining lease term for the tenants is approximately 6.4 years. The current weighted-average rental rate over the lease term, which is calculated as the annualized base rent divided by the leased rentable square feet, is $25.94 per square foot.
The McEwen Building has three tenants that individually occupy more than 10% of the total rentable square feet of the property. One tenant provides health care services and the other two tenants are in the manufacturing industry. The tenant that is in the health care services industry occupies 54,051 rentable square feet or approximately 31% of the total property rentable square feet.  Its lease expires on November 30, 2020, with two five-year extension options. The current annualized base rent for this tenant is approximately $1.3 million and the current average rental rate over the remaining lease term is $25.58 per square foot. One of the tenants that is in the manufacturing industry occupies 36,910 rentable square feet or approximately 21% of the total property rentable square feet. Its lease expires on August 31, 2017, with two five-year extension options. The current annualized base rent for this tenant in the manufacturing industry is approximately $0.9 million and the current average rental rate over the remaining lease term is $26.42 per square foot. The second tenant that is in the manufacturing industry occupies 27,356 rentable square feet or approximately 16% of the total property rentable square feet.  Its lease expires on October 31, 2016, with two five-year extension options. The current annualized base rent for this tenant in the manufacturing industry is approximately $0.6 million and the current average rental rate over the remaining lease term is $24.88 per square foot.
We believe that the McEwen Building is suitable for its intended purpose and is adequately insured. We do not intend to make significant renovations or improvements to the McEwen Building. For federal income tax purposes, the cost of the McEwen Building, excluding the cost attributable to land, will be depreciated on a straight-line basis over 39 years.

Related Financing of the McEwen Building
On April 30, 2012, in connection with our acquisition of the McEwen Building, we, through indirect wholly owned subsidiaries (collectively, the "Borrowers"), entered into a two-year portfolio loan with U.S. Bank National Association (the "Lender") for an amount up to $100.0 million (the "U.S. Bank Portfolio Loan"), of which $40 million is term debt and $60 million is revolving debt. During the term of the U.S. Bank Portfolio Loan, we have an option to increase the loan amount by up to an additional $100.0 million, 60% of which additional amount would be revolving debt and 40% would be term debt, with the addition of one or more additional properties to secure the U.S. Bank Portfolio Loan, subject to certain conditions contained in the loan agreement. At closing, we drew $80.7 million, of which $42.5 million was used to repay in full, the principal balance outstanding under a one-year bridge loan secured by Domain Gateway and Las Cimas IV. As of April 30, 2012, $19.3 million of revolving debt was available for disbursement under the U.S. Bank Portfolio Loan, subject to certain conditions contained in the loan agreement. The U.S. Bank Portfolio Loan matures on May 1, 2014, with two one-year extension options, subject to certain conditions contained in the loan agreement. From April 30, 2012 through June 30, 2012, the U.S. Bank Portfolio Loan bears interest at a floating rate of 300 basis points over one-month LIBOR. For each subsequent calendar quarter, interest rate on the U.S. Bank Portfolio Loan will be determined by the borrowing leverage ratio as defined in the loan agreement and will range from from 2.0% to 3.0% over one-month LIBOR. Monthly payments are interest only with the entire unpaid principal balance and all outstanding interest and fees due at maturity. We will have the right to prepay all or a portion of the U.S. Bank Portfolio Loan, subject to certain fees and conditions contained in the loan agreement.
The U.S. Bank Portfolio Loan is initially secured by Domain Gateway, Las Cimas IV and the McEwen Building. We and KBS REIT Properties III, LLC, our wholly owned subsidiary, (together, the “Guarantors”), are providing guaranty of up to 50% of the amount outstanding under the U.S. Bank Portfolio Loan. Additionally, the Guarantors are providing a guaranty of any deficiency, loss or damage suffered by the Lender that may result from certain intentional acts committed by the Borrowers, or that may result from certain bankruptcy or insolvency proceedings involving the Borrower, pursuant to the terms of the repayment guaranty.

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